Exhibit 99.1

Press Release, 17 May 2011

Interxion Reports Q1 2011 Results

AMSTERDAM 17 May 2011 – Interxion Holding NV (INXN : NYSE), a leading European provider of carrier-neutral colocation data centre services, announced its results today for the three months ended 31 March 2011.

Highlights

•	Revenue increased by 21% to €57.9 million (Q1 2010: €47.8 million)

•	Adjusted EBITDA increased by 27% to €22.2 million (Q1 2010: €17.4 million)

•	Adjusted EBITDA margin increased to 38.4% (Q1 2010: 36.5%)

•	Net profit of €2.8 million (Q1 2010: €4.7 million loss)

•	Capital Expenditures of €19.1 million during the quarter

•	2011 annual guidance reaffirmed

“The first quarter of 2011 was Interxion’s 18th consecutive quarter of sequential quarterly growth in revenue and Adjusted EBITDA,” said Chief Executive Officer David Ruberg. “These results are in line with our plans and attributable to the execution of our market segmentation strategy and providing our targeted communities of interest with the excellent products and quality of service that they require.”

Quarterly Highlights

Revenue for the first quarter was €57.9 million, a 21% increase over the first quarter of 2010 and a 4.2% increase from the fourth quarter 2010. Recurring revenue was 94% of total revenue.

Press Release, 17 May 2011

Cost of sales for the first quarter increased by 14% to €24.8 million, leading to an increased gross profit margin of 57.2%. Sales and marketing costs in the first quarter were €4.2 million, up 27% as a result of our continued investment in the company’s market segmentation strategy. General and administrative costs, excluding depreciation, amortisation, exceptional general and administrative costs, and share-based payments of €6.7 million, increased by 27% and were adversely impacted by the onset of public company costs. Depreciation and amortisation increased by 19% to €8.5 million.

Net financing costs were €6.6 million, down from €13.5 million in the first quarter 2010. First quarter 2010 costs included a non-recurring charge of €10.2 million related to the debt refinancing in February 2010.

Adjusted EBITDA was €22.2 million, up 27% year over year. Adjusted EBITDA margin expanded to 38.4% as the company’s increased scale provided greater operating leverage.

Net profit was €2.8 million in the first quarter 2011.

Cash generated from operations, defined as cash generated from operating activities before interest and tax payments and receipts, was €20.7 million. Net cash used in investing activities was €19.5 million, including €19.1 million of capital expenditures. Cash generated from financing activities was €141.4 million, reflecting the proceeds from the IPO.

Cash and equivalents were €229.3 million, up from €99.1 million at year end.

Equipped space at the end of the period was 61,000 square metres. Utilisation rate, the ratio of revenue-generating space to equipped space, was 73%, up from 72% in the first quarter 2010.

Press Release, 17 May 2011

Business Outlook

The company’s outlook for 2011 is reaffirmed:

Revenue	€239 million - €245 million

Adjusted EBITDA	€91 million - €95 million

Capital Expenditures	€140 million - €160 million

Conference Call to Discuss Results

The Company will host a conference call at 8:30 a.m. EDT (1:30 p.m. BST) on 17 May to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-926-5708; callers outside the U.S. may dial direct +44 (0) 1452 560 304. The conference ID for this call is 66158917. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available through 23 May. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 55 00 00. The replay access number is 66158917#.

-ends-

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Press Release, 17 May 2011

Adjusted EBITDA

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments and exceptional and non-recurring items, and to include share of profits (losses) of non-group companies. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €50 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

A reconciliation of Adjusted EBITDA to operating profit is provided in the Notes to the Consolidated Income Statement: Group Metrics.

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier-neutral colocation data centre services in Europe, serving over 1,200 customers through 28 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by 350 carriers and ISPs and 20 European Internet exchanges across its footprint, Interxion has created content and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Press Release, 17 May 2011

For More Information

Investors:

Jim Huseby

Investor Relations +1-813-644-9399

or

James Melville-Ross/Edward Bridges/Haya Herbert-Burns

Financial Dynamics

SB: +44 (0)20 7831 3113

Email: Interxion@fd.com

Press Release, 17 May 2011

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENTS

(in €’000 - except per share data and where stated otherwise)

(unaudited)

	Three Months Ended
	31-Mar 2011	31-Mar 2010

Revenue	57,892	47,815

Cost of sales	(24,780)	(21,773)

Gross profit	33,112	26,042

Other income	127	108
Sales and marketing costs	(4,212)	(3,325)
General and administrative costs	(17,299)	(12,833)

Operating profit	11,728	9,992

Finance income	513	79
Finance expense	(7,101)	(13,558)

Profit before taxation	5,140	(3,487)

Income tax (expense) / benefit	(2,332)	(1,247)

Net profit	2,808	(4,734)

Basic earnings per share: (€) (i)	0.05	(0.11)
Diluted earnings per share: (€) (i)	0.05	(0.10)

Number of shares outstanding at the end of the period (shares in thousands)	65,577	44,351
Weighted average number of shares for Basic EPS (shares in thousands)	59,146	44,351
Weighted average number of shares for Diluted EPS (shares in thousands)	61,477	47,567

(i)	Number of shares have been adjusted to take account of the 1 for 5 reverse stock split which took place on 2 February 2011.

Press Release, 17 May 2011

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended
	31-Mar 2011	31-Mar 2010
Consolidated

Recurring revenue	54,142	44,729
Non-recurring Revenue	3,750	3,086

Revenue	57,892	47,815

Adjusted EBITDA	22,210	17,444

Gross Margin	57.2%	54.5%

Adjusted EBITDA Margin	38.4%	36.5%

Total assets	692,175	452,260
Total liabilities	392,682	321,705
Capital expenditures (iv)	(19,124)	(28,650)
Depreciation and amortization	(8,526)	(7,187)

France, Germany, Netherlands, and UK

Recurring revenue	32,245	26,482
Non-recurring Revenue	2,427	2,038

Revenue	34,672	28,520

Adjusted EBITDA	16,779	12,687

Gross Margin	58.5%	54.4%

Adjusted EBITDA Margin	48.4%	44.5%

Total assets	298,005	241,947
Total liabilities	88,922	108,078
Capital expenditures (iv)	(12,340)	(15,639)
Depreciation and amortization	(5,146)	(4,511)

Rest of Europe

Recurring revenue	21,897	18,247
Non-recurring Revenue	1,323	1,048

Revenue	23,220	19,295

Adjusted EBITDA	12,102	9,768

Gross Margin	61.1%	60.2%

Adjusted EBITDA Margin	52.1%	50.6%

Total assets	152,566	136,455
Total liabilities	35,768	50,749
Capital expenditures (iv)	(6,264)	(12,213)
Depreciation and amortization	(2,998)	(2,368)

Corporate and Other

Adjusted EBITDA	(6,671)	(5,011)

Total assets	241,604	73,858
Total liabilities	267,992	162,878
Capital expenditures (iv)	(520)	(798)
Depreciation and amortization	(382)	(308)

(iv)	Capital expenditures represent payments to acquire tangible fixed assets as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment”.

Press Release, 17 May 2011

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: GROUP METRICS

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended
	31-Mar 2011	31-Mar 2010

1. Reconciliation of adjusted EBITDA

Adjusted EBITDA	22,210	17,444

Income from subleases on unused data centre sites	127	108

Exceptional income	127	108

(Increase)/decrease in provision for onerous lease contracts	(18)	(108)
IPO transaction costs (v)	(1,725)	—
Share based payments	(340)	(265)

Exceptional general and administrative costs	(2,083)	(373)

EBITDA	20,254	17,179

Depreciation and amortization	(8,526)	(7,187)

Operating profit	11,728	9,992

2. Capacity Metrics
Equiped space (in sqm)	61,000	55,800
Revenue generating space (in sqm)	44,600	40,100
Utilization rate	73%	72%

(v)	The IPO transaction costs represent the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

Press Release, 17 May 2011

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €’000 - except where stated otherwise)

(unaudited)

	As at
	31-Mar 2011	31-Dec 2010
Non-current assets
Property, plant and equipment	352,541	342,420
Intangible assets	6,202	6,005
Deferred tax assets	41,738	39,841
Other non-current assets	3,538	3,709

	404,019	391,975
Current assets
Trade and other current assets	58,897	55,672
Cash and cash equivalents	229,259	99,115

	288,156	154,787

Total assets	692,175	546,762

Shareholders’ equity
Share capital	6,558	4,434
Share premium	462,675	321,078
Foreign currency translation reserve	2,628	4,933
Accumulated deficit	(172,368)	(175,176)

	299,493	155,269
Non-current liabilities
Trade and other liabilities	8,956	7,795
Deferred tax liability	1,302	660
Provision for onerous lease contracts	12,609	13,260
Borrowings	257,534	257,403

	280,401	279,118

Current liabilities

Trade and other liabilities	106,847	106,038
Current tax liabilities	661	868
Provision for onerous lease contracts	3,087	3,073
Borrowings	1,686	2,396

	112,281	112,375

Total liabilities	392,682	391,493

Total liabilities and shareholders’ equity	692,175	546,762

Press Release, 17 May 2011

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €’000 - except where stated otherwise)

(unaudited)

	As at
	31-Mar 2011	31-Dec 2010

3. Borrowings net of cash and cash equivalents

Cash and cash equivalents (vi)	229,259	99,115

9.5% Senior Secured Notes due 2017 (vii)	255,083	254,924
Financial Leases	652	765
Other Borrowings	3,485	4,110

Borrowings excluding revolving credit facility deferred financing costs	259,220	259,799

Revolving credit facility deferred financing costs (viii)	(1,129)	(1,283)

Total Borrowings	258,091	258,516

Borrowings net of cash and cash equivalents	28,832	159,401

(vi)	Cash and cash equivalents includes €4.2 million as of March 31, 2011 and December 31, 2010, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(vii)	€260 million 9.5% Senior Secured Notes due 2017 include premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(viii)	We reported deferred financing costs of €1.1 million in connection with entering into our €50 million revolving credit facility which is currently undrawn.

Press Release, 17 May 2011

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended
	31-Mar 2011	31-Mar 2010

Profit for the period	2,808	(4,734)
Depreciation and amortization	8,526	7,187
IPO transaction costs (ix)	1,725	—
Provision for onerous lease contracts	(774)	(583)
Share-based payments	340	265
Net finance expense	6,588	13,479
Income tax expense	2,332	1,247

	21,545	16,861

Movements in trade and other current assets	(7,283)	4,935
Movements in trade and other liabilities	6,415	2,331

Cash generated from operations	20,677	24,127

Interest paid	(12,159)	(721)
Interest received	271	85
Income tax paid	(687)	(76)

Net cash flows from operating activities	8,102	23,415

Cash flow from investing activities

Purchase of property, plant and equipment	(19,124)	(28,650)
Purchase of intangible assets	(394)	(357)

Net cash flows from investing activities	(19,518)	(29,007)

Cash flow from financing activities

Proceeds from exercised options	2,324	—
Proceeds from issuance new shares	143,352	—
Repayment of ‘Liquidation Price’ to former preferred shareholders	(3,055)	—
Proceeds/(repayment) bank facilities	—	(159,046)
Proceeds from Senior Secured Notes and RCF	(439)	192,015
Other Borrowings	(739)	(1,046)

Net cash flows from financing activities	141,443	31,923

Effect of exchange rate changes on cash	117	145

Net movement in cash and cash equivalents	130,144	26,476

Cash and cash equivalents, beginning of period	99,115	32,003

Cash and cash equivalents, end of period	229,259	58,479

(ix)	The IPO transaction costs represent the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

Press Release, 17 May 2011

FX rate

1.3211	Source: Federal Reserve Bank of New York.
Average calculated of the month-end rates.

1.4694	Q42009
1.3400	Q42010

1.3955	FY2009
1.3216	FY2010